Exhibit 99.1

Mercurity Fintech Partners with Franklin Templeton to Advance Real-World Asset Tokenization with BENJI Tokens and FOBXX Fund

New York, NY, June 17, 2025 (GLOBE NEWSWIRE) -- Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (NASDAQ: MFH), a digital fintech group, today announced a strategic partnership with Franklin Templeton, a global investment management organization managing over $1.53 trillion in assets as of April 30, 2025. This collaboration will integrate Franklin Templeton’s BENJI token and the Franklin OnChain U.S. Government Money Fund (FOBXX) into Mercurity’s expanding platform for tokenized real-world assets (RWAs).

Created by Franklin Templeton, BENJI is a blockchain token that gives investors direct access to FOBXX, a regulated U.S. money market fund. Unlike traditional investments, BENJI combines the stability of government-backed securities with the flexibility of digital assets so investors can potentially earn steady returns while maintaining easy access to their funds.

Moreover, the blockchain-based structure addresses traditional inefficiencies in money market fund operations by reducing settlement times, simplifying peer-to-peer asset transfers, streamlining collateral management, and speeding up transaction processing. All while maintaining full regulatory compliance and security standards.

Mercurity Fintech’s target clients—both institutional and retail investors—can gain access to money market opportunities, while earning yield on their holdings without sacrificing liquidity or navigating complex traditional banking processes. The platform offers seamless crypto- to-fiat conversions, multi-chain ecosystem exposure across networks like Avalanche and Solana, and enhanced treasury tokenization capabilities that optimize yield and liquidity management for corporate cash reserves.

Mercurity Fintech also plans to benefit from tokenized treasury products like BENJI in its own operations by generating returns on capital reserves while maintaining the flexibility needed for its growing digital asset ecosystem. The Company’s FINRA-registered broker-dealer subsidiary, Chaince Securities, will play a vital role in handling investment transactions and advisory services for these tokenized real-world assets (RWAs), providing compliant distribution and efficient market access through its investment banking and brokerage expertise.

“This partnership with Franklin Templeton reflects our focus on bridging the gap between traditional and digital finance,” said Shi Qiu, CEO of Mercurity Fintech. “BENJI addresses a real pain point in the market by offering regulated money market access through blockchain technology. It’s the type of compliant, institutional-grade solution our platform is designed to support.”

The partnership represents a significant step in making institutional-grade financial products more accessible through blockchain technology. As tokenized assets continue to gain traction, this collaboration between Mercurity Fintech and Franklin Templeton demonstrates how traditional financial institutions and fintech companies can work together to modernize investment access while maintaining regulatory standards.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

About Chaince Securities

Chaince Securities, a wholly-owned subsidiary of Mercurity Fintech, is a FINRA-registered broker-dealer specializing in investment banking and brokerage services. Chaince provides tailored advisory services, structured financial products, and compliant distribution channels for tokenized assets and securities, supporting Mercurity’s vision of bridging traditional finance with blockchain innovation.

About Franklin Templeton

Franklin Resources, Inc. [NYSE: BEN] is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the Company offers specialization on a global scale, bringing extensive capabilities in equity, fixed income, alternatives and multi-asset solutions. With more than 1,500 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and $1.53 trillion in AUM as of April 30, 2025. The Company posts information that may be significant for investors in the Investor Relations and News Center sections of its website, and encourages investors to consult those sections regularly. For more information, please visit investors.franklinresources.com.

Franklin Distributors, LLC. Member FINRA/SIPC.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com